Exhibit (a)(5)(I)

EA Amends Take-Two Tender Offer and

Extends Expiration Date to April 18, 2008

REDWOOD CITY, Calif., March 28, 2008 – Electronic Arts Inc. (“EA”) (NASDAQ: ERTS) today announced that it is amending its tender offer for all of the currently outstanding shares of common stock of Take-Two Interactive Software, Inc. (“Take-Two”) (NASDAQ: TTWO). The amendments are in light of the actions publicly disclosed by Take-Two on March 26, 2008, including its adoption of a poison pill and change to the date of its 2008 annual meeting of stockholders to April 17.

The principal amendments to the offer include:

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EA has added a condition to its offer requiring either (1) that Take-Two’s Board of Directors redeem the preferred stock purchase rights issued as a result of Take-Two’s adoption on March 24, 2008 of the stockholder rights plan, or (2) that EA be satisfied that such rights have been invalidated or are otherwise inapplicable to its acquisition of Take-Two.

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EA has extended its tender offer for all of the common stock of Take-Two until 11:59 p.m., New York City time on Wednesday, April 18, 2008, unless further extended. The offer was previously set to expire at midnight, New York City time, on April 11, 2008.

“The actions of the Take-Two Board may increase the risk for their stockholders by delaying a potential transaction,” said Owen Mahoney, Senior Vice President of Corporate Development at EA. “We continue to believe that our $26.00 per share offer price is full and fair, and that a transaction between Take-Two and EA is the most compelling combination financially, strategically and operationally for all parties.”

EA commenced on March 13, 2008 its all-cash tender offer to purchase Take-Two shares for $26.00 per share, which represents a 64% premium over Take-Two’s closing stock price on February 15, the last trading day before EA sent its revised proposal to Take-Two.

As of 5:00 p.m., New York City time, on Thursday, March 27, 2008, approximately 5,000 shares of Take-Two had been tendered in and not withdrawn from the tender offer.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Take-Two. The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by EA and EA08 Acquisition Corp. with the Securities and Exchange Commission, or SEC, on March 13, 2008. Before making any decision with respect to the offer, Take-Two stockholders are advised to read these documents, as they may be amended or supplemented from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer. These documents may be obtained at no charge by directing a request by mail to Georgeson, Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (800) 213-0473, and may also be obtained at no charge at the website maintained by the SEC at http://www.sec.gov.

This release does not constitute a solicitation of proxies in connection with any matter to be considered at Take-Two’s 2008 annual meeting of stockholders. Neither EA nor its subsidiary making the tender offer is soliciting, or intends to solicit, proxies in respect of any matter to be considered at Take-Two’s 2008 annual meeting.

For additional information, please contact :

Jeff Brown	Tricia Gugler	David Drake
VP Communications	Director of IR	Georgeson
Electronic Arts	Electronic Arts	212-440-9861
650-628-7922	650-628-7327

About Electronic Arts

Electronic Arts Inc. (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, the company develops, publishes, and distributes interactive software worldwide for video game systems, personal computers, cellular handsets and the Internet. Electronic Arts markets its products under four brand names: EA SPORTS™, EA™ , EA SPORTS BIG™ and POGO™. In fiscal 2007, EA posted revenue of $3.09 billion and had 24 titles that sold more than one million copies. EA’s homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.

EA, EA SPORTS, EA SPORTS BIG and POGO are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries.

Forward Looking Statements

Some statements set forth in this communication, including those regarding EA’s offer to acquire Take-Two and the expected impact of the acquisition on EA’s strategic and operational plans and financial results, contain forward-looking statements that are subject to change. Statements including words such as “anticipate”, “believe”, “estimate” or “expect” and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the possibility that EA’s offer to acquire Take-Two will not be consummated; the possibility that, even if EA’s offer is consummated, the transaction will not close or that the closing may be delayed; the effect of the announcement of the offer on EA’s and Take-Two’s strategic relationships, operating results and business generally, including the ability to retain key employees; EA’s ability to successfully integrate Take-Two’s operations and employees; general economic conditions; and other factors described in EA’s SEC filings (including EA’s Annual Report on Form 10-K for the year ended March 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended December 31, 2007). If any of these risks or uncertainties materializes, the offer may not be consummated, the acquisition may not be consummated, the potential benefits of the acquisition may not be realized, EA’s and/or Take-Two’s operating results and financial performance could suffer, and actual results could differ materially from the expectations described in these forward-looking statements.

All information in this communication is as of the initial date on which this communication was released. EA undertakes no duty to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.